SO
3-11-02



SECURITIES AND EXCHANGE COMMISSION

02007452

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2002
WASH. D.C.

SEC FILE NUMBER
8-52739

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOND EXPRESS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 PIEDMONT CENTER, STE. 300
(No. and Street)

ATLANTA	GA	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM L. NICHOLS — 404-260-5300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — *if individual, state last, first, middle name*)

303 PEACHTREE ST., NE, STE. 2000	ATLANTA	GA	30308
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

19
3/18

OATH OR AFFIRMATION

I, WILLIAM L. NICHOLS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOND EXPRESS, INC., as of 12/31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

V.P. / FINOP
Title

[signature]
Notary Public

Notary Public, Cobb County, Georgia
My Commission Expires July 6, 2004

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BOND EXPRESS, INC.

(A Wholly Owned Subsidiary of Valubond, Inc.)

Financial Statements and Supplementary Schedules

December 31, 2001

(With Independent Auditors' Report Thereon)



303 Peachtree Street, N.E.
Suite 2000
Atlanta, GA 30308

Independent Auditors' Report

The Board of Directors
Bond Express, Inc.:

We have audited the accompanying statement of financial condition of Bond Express, Inc. (a wholly owned subsidiary of Valubond, Inc.) as of December 31, 2001 and the related statements of operations, stockholder's equity, and cash flows for the period from the date of acquisition (September 1, 2001) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bond Express, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the period from the date of acquisition (September 1, 2001) through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 1, 2002



BOND EXPRESS, INC.
(A Wholly Owned Subsidiary of Valubond, Inc.)

Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents	$	746,898
Total assets	$	746,898
Liabilities and Stockholder's Equity		
Liabilities	$	—
Stockholder's equity:		
Common stock, $0.0001 par value. Authorized 1,000 shares, issued and outstanding 10 shares		—
Additional paid-in capital		742,643
Retained earnings		4,255
Total stockholder's equity		746,898
Contingencies (note 4)		
Total liabilities and stockholder's equity	$	746,898

See accompanying notes to financial statements.

BOND EXPRESS, INC.
(A Wholly Owned Subsidiary of Valubond, Inc.)

Statement of Operations

For the Period from Date of Acquisition (September 1, 2001)
Through December 31, 2001

Operating income:		
Interest	$	4,266
Total operating income		4,266
Operating expense:		
Interest		11
Total operating expense		11
Income before income taxes		4,255
Income taxes		—
Net income	$	4,255

See accompanying notes to financial statements.

BOND EXPRESS, INC.
(A Wholly Owned Subsidiary of Valubond, Inc.)

Statement of Stockholder's Equity

For the Period from Date of Acquisition (September 1, 2001)
Through December 31, 2001

	Series A preferred stock		Common stock		Additional paid-in capital	Retained earnings (deficit)	Total
	Shares	Amount	Shares	Amount			
Balances at September 1, 2001	5,000,000	$ 4,029,384	—	$ —	—	(700,108)	3,329,276
Reorganization of the Company upon acquisition	(5,000,000)	(4,029,384)	10	—	742,643	700,108	(2,586,633)
Net income	—	—	—	—	—	4,255	4,255
Balances at December 31, 2001	—	$ —	10	$ —	742,643	4,255	746,898

See accompanying notes to financial statements.

BOND EXPRESS, INC.
(A Wholly Owned Subsidiary of Valubond, Inc.)

Statement of Cash Flows

For the Period from Date of Acquisition (September 1, 2001)
Through December 31, 2001

Cash flows from operating activities:		
Net income	$	4,255
Net increase in cash and cash equivalents		4,255
Cash and cash equivalents at beginning of period		742,643
Cash and cash equivalents at end of period	$	746,898

See accompanying notes to financial statements.

BOND EXPRESS, INC.
(A Wholly Owned Subsidiary of Valubond, Inc.)

Notes to Financial Statements

December 31, 2001

(1) General Information and Summary of Significant Accounting Policies

(a) Business

Bond Express, Inc. (the Company) is a wholly owned subsidiary of Valubond, Inc. (the Parent). The Company is registered as a nonclearing broker-dealer under the Securities Exchange Act of 1934. Its services include distribution of new issues of fixed income securities, providing a neutral secondary market place, and providing educational tools and information.

On September 1, 2001, the Company was acquired by Valubond, Inc. Simultaneously, the Parent removed all assets and liabilities from the Company with the exception of $742,6743 of cash and cash equivalents. The Company issued common stock as part of the reorganization.

(b) Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, interest-bearing deposits with banks, and money market funds.

(d) Income Taxes

The Company's operating results are included in the consolidated income tax returns of the Parent. The Parent allocates income taxes to the Company as if the Company were filing a separate income tax return with no graduated rates.

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

BOND EXPRESS, INC.
(A Wholly Owned Subsidiary of Valubond, Inc.)

Notes to Financial Statements

December 31, 2001

(2) Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital, as defined, of $746,898 which was $741,898 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness at December 31, 2001.

(3) Income Taxes

Income tax expense attributable to income before income taxes differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as follows:

Computed expected tax expense	$	1,447
State income tax expense, net of Federal income tax effect		168
Other, net		(1,615)
	$	—

(4) Contingencies

From time to time the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, the outcome of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

(5) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2001 and during the period then ended, the Company had no liabilities that were subordinated to the claims of general creditors.

Schedule 1

BOND EXPRESS, INC.
(A Wholly Owned Subsidiary of Valubond, Inc.)

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2001

Aggregate indebtedness – accounts payable and accrued expenses	$	—
Stockholder's equity:		
Common stock	$	—
Additional paid-in capital		742,643
Net income		4,255
Total stockholder's equity qualified for net capital		746,898
Deductions and/or charges:		
Nonallowable assets:		
Deposit with clearing organization		—
Due from Parent		—
Net capital		746,898
Minimum capital required to be maintained (greater of $5,000 or 6-2/3% of aggregate indebtedness of $-0- in 2001)		5,000
Net capital in excess of requirement	$	741,898
Ratio of aggregate indebtedness to net capital		—

See accompanying independent auditors' report.

BOND EXPRESS, INC.
(A Wholly Owned Subsidiary of Valubond, Inc.)

Exemption Pursuant to Rule 15c3-3

December 31, 2001

The Company claims an exemption from Rule 15c3-3 under the following section:

(k)(2)(B) – All customer transactions are cleared through another broker/dealer on a fully disclosed basis.

See accompanying independent auditors' report.